UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated May 4, 2007	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2007	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Listed TSX NYSE	Share Symbol CCO CCJ	web site address: www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Conference Call To Discuss Cigar Lake Flood Investigations
Saskatoon, Saskatchewan, Canada, May 4, 2007 . . . . . . . . . . . .
Cameco Corporation is having a conference call at 2:00 p.m. Eastern time (12:00 p.m. Saskatoon time) Friday, May 4, 2007 to discuss the results of the investigations into the two floods at the Cigar Lake uranium project in northern Saskatchewan during 2006. The independent investigation reports and Cameco’s responses are posted with this news release on the company’s website at cameco.com.
The call will be open to all members of the investment community and the media. In order to join the conference call, please dial (888) 789-0150 or (416) 695-6120 (Canada and US). An operator will put your call through.
A recorded version of the proceedings will be available on our website, cameco.com, shortly after the call, and on post view until midnight, Eastern time, May 18, 2007 by calling (888) 509-0081 or (416) 695-5275 (passcode: 643454).
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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